Michael J. Berdik	Goodwin Procter llp
617.570.1376	Counsellors at Law
mberdik@goodwinprocter.com	Exchange Place
Boston, MA 02109
T: 617.570.1000
F: 617.523.1231
March 13, 2007
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4561
Attention: Dana M. Hartz

Re:	EPIX Pharmaceuticals, Inc.
Form 8-K
Filed February 26, 2007
File No. 000-21863
Ladies and Gentlemen:
This letter is being furnished on behalf of EPIX Pharmaceuticals, Inc. (the “Company”) in response to comments contained in the letter dated March 1, 2007 (the “Letter”) from Dana M. Hartz of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Kim C. Drapkin, Chief Financial Officer of the Company, with respect to the Current Report on Form 8-K that was filed with the Commission on February 26, 2007. The amendment to the Current Report on Form 8-K was filed on behalf of the Company with the Commission on March 7, 2007.
The responses set forth below have been organized in the same manner in which the Commission’s comments were organized. Copies of this letter are being sent under separate cover to Dana M. Hartz of the Commission.
Item 4.02 Form 8-K
1.	Please revise your disclosure to clarify which prior periods you plan on restating and which financial reports you will be amending.
RESPONSE: In response to the Staff’s comment, the Company has amended its 8-K by deleting the second paragraph under Item 4.02 and replacing it with the following:
Accordingly, upon the recommendation of management and the Audit Committee and after discussion with Ernst & Young LLP, the Company has concluded that the Company’s previously issued financial statements for the fiscal years 2003, 2004 and 2005, which are included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, the Quarterly Reports on Form 10-Q filed with respect to each of those fiscal years and the financial statements included in the Company’s Quarterly Reports on Form 10-Q for the first three quarters of fiscal year 2006 and all earnings press releases and similar communications issued by the Company relating to such periods should no longer be relied upon and will be restated. In addition, the restatement will affect financial statements for prior fiscal years and, based on guidance recently issued by the Office of the Chief Accountant of the Securities and Exchange Commission, the Company will reflect those adjustments as part of the opening balances for the fiscal year ended December 31, 2002. The restated financial statements will be included in the Company’s Annual Report on Form NT10-K for the year ended December 31, 2006.
2.	Please provide us with an estimated time-frame as to when you intend to file the restated historical financial statements.
RESPONSE: The Company respectfully advises the Staff that the Company’s 2006 annual report on Form 10-K will not be complete before March 16, 2007. Accordingly, the Company intends to file a Form 12b-25 with the Commission and will make every effort to file current and restated financial statements on Form NT10-K within the extension period provided by Form 12b-25.
* * *
The Company hereby acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commisiion from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
               If you require additional information, please telephone either Lawrence S. Wittenberg at (617) 570-1035 or the undersigned at (617) 570-1376.

Sincerely,
/s/ Michael J. Berdik
Michael J. Berdik

cc:	Kim C. Drapkin
Lawrence S. Wittenberg, Esq.
Christopher J. Denn, Esq.
Edward A. King, Esq.

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